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1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
February 24, 2021

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your additional telephonic comments communicated on February 22, 2021 regarding the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors Social Sentiment ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2020 and the Trust’s response letter dated February 12, 2021 (“First Response Letter”). The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.
With respect to the first sentence of the second paragraph under the “Summary Information—Expense Example” section, please revise the disclosure to clarify that the expenses reflected in the examples will apply whether a shareholder holds or redeems his or her shares of the Fund, as there is no redemption fee or contingent deferred sales charges charged by the Fund.

Response 1.
We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. We note that the disclosure referenced above is consistent with the disclosure in Item 3 of Form N-1A.

Comment 2.	Under the “Summary Information—Principal Investment Strategies” section, please revise the disclosure to include the weighting methodology to be used by BUZZ Indexes Inc. (the “Index Provider”).

Response 2.	We respectfully acknowledge your comment; however, we believe this level of specificity is more appropriate in the “BUZZ NextGen AI US Sentiment Leaders Index” section of the Prospectus.

Comment 3.
Under the “Summary Information—Principal Investment Strategies” section, please describe the rules-based quantitative methodology used by the BUZZ NextGen AI US Sentiment Leaders Index (the “Index”) in more detail in response to Item 4(a) of Form N-1A. The Staff notes that this disclosure is primarily provided under the “BUZZ NextGen AI US Sentiment Leaders Index” section but it should be summarized under the “Summary Information—Principal Investment Strategies” section.

Response 3.
We respectfully acknowledge your comment; however, we believe this level of specificity is more appropriate in the index description section of the Prospectus entitled “BUZZ NextGen AI US Sentiment Leaders Index.”

Comment 4.
Under the “Summary Information—Principal Investment Strategies” section, please specify the requirements, such as market capitalization and average daily trading volume, used to select the 75 companies for inclusion in the Index.

Response 4.
We respectfully acknowledge your comment; however, we believe this level of specificity is more appropriate in the index description section of the Prospectus entitled “BUZZ NextGen AI US Sentiment Leaders Index.”

Comment 5.	Under the “Summary Information—Principal Investment Strategies” section, please clarify whether the Index will include both medium- and large-capitalization companies.

Response 5.
We respectfully acknowledge your comment and hereby confirm that the Index may include both medium- and large-capitalization companies. There may be times where the Index may only hold one or the other and accordingly, we believe that the use of “may” is appropriate.

Comment 6.
Given the Fund’s “High Portfolio Turnover Risk” disclosure, please consider disclosing frequent trading under the “Summary Information—Principal Investment Strategies” section and in disclosure responsive to Item 9(b) of Form N-1A or supplementally explain why the disclosure is not included.

Response 6.	The disclosure has been revised accordingly under the “Summary Information—Portfolio Turnover” section.

Comment 7.	With respect to the first sentence under the “Summary Information—Principal Risks of Investing in the Fund—Concentration Risk” section, please change “may be concentrated” to “will be concentrated.”

Response 7.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 8.
The Staff notes that pursuant to Form N-1A, the disclosure responsive to Item 4(a) should be a summary of the disclosure responsive to Item 9(b). Please revise the disclosure responsive to Item 9(b) as appropriate to follow the disclosure regime contemplated by Form N-1A.

Response 8.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 9.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Risks of Investing in the Fund” section, the Staff notes that several of the principal risks listed in the disclosure responsive to Item 4(b) of Form N-1A are listed after “Shareholder Risk.” If “Shareholder Risk” is a principal risk of investing in the Fund, please add it to the disclosures responsive to Item 4(b). If it is not a principal risk, please relocate it to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Risks” section or to the Statement of Additional Information (“SAI”). See ADI 2019-08 – Improving Principal Risk Disclosure.

Response 9.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 10.	Please confirm whether the Fund will “look through” investments in an underlying investment company for purposes of determining compliance with the Fund’s 80% policy.

Response 10.
We respectfully acknowledge your comment. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its 80% policy. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, the Fund will take steps to ensure that it has appropriate risk disclosure relating to that investment.

Comment 11.
Please clarify the initial universe of potential constituents of the Index. The Staff notes that the disclosure in the Index Provider section states that the “Index is designed to track the performance of a subset of U.S. companies,” while the Trust’s First Response Letter states that the “initial universe of potential constituents of the Index includes all companies with an equity security traded on a major U.S. exchange.” Please reconcile.

Response 11.
We respectfully acknowledge your comment. We note that the “BUZZ NextGen AI US Sentiment Leaders Index” states: “[t]o qualify as an eligible constituent of the Sentiment Leaders Index, companies must satisfy the following criteria: (a) Security must be an equity security traded on a major U.S. exchange…” Therefore, no changes have been made in response to this comment.

Comment 12.
Please provide a summary of the Index’s methodology included under the “Buzz NextGen AI US Sentiment Leaders Index” section in the “Summary Information” section and relocate the information under the “Buzz NextGen AI US Sentiment Leaders Index” section to the “Additional Information About the Fund’s Investment Strategies and Risks” section.

Response 12.
We respectfully acknowledge your comment; however, we believe this level of specificity is more appropriate in the index description section of the Prospectus entitled “BUZZ NextGen AI US Sentiment Leaders Index”.

Comment 13.	Please include disclosure describing with more specificity how the Index’s constituents are weighted beyond using the Index Provider’s proprietary scoring model.

Response 13.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION
Comment 14.
With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please add an explanatory note to the disclosure confirming that the Fund will consider the investments of its underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 14.
The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

Comment 15.	With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change “except that the Fund may…” to “except that the Fund will….”

Response 15.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 16.
Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section.

Response 16.
We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate. The charter of the Trust’s Nominating and Corporate Governance Committee is silent on this matter.

PART C
Comment 17.	Please file as an exhibit the Fund’s investment management agreement.

Response 17.
We respectfully acknowledge your comment. As noted in Response 3 above, the Fund is subject to the Investment Management Agreement between the Trust and the Adviser applicable to all unitary fee portfolios of the Trust, a form of which was previously filed with the SEC on August 27, 2010 and is incorporated by reference in Exhibit (d)(3) to the Fund’s registration statement.

* * * * *

If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai